METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

September 25, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall, Assistant Director
          Caroline Kim. Staff Attorney

Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) -Form 10-K for the fiscal year ended December 31, 2011 filed March 30, 2012 Form 10-Q for the fiscal quarter ended June 30, 2012 filed August 14. 2012

Ladies and Gentlemen:

On behalf of New Concept Energy. Inc., a Nevada corporation ("NCE"), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of NCE to confirm a telephone request for an extension of time to respond to a letter of comment from the Staff of the Securities and Exchange Commission dated September 12, 2012 until Monday. October 8. 2012.

On behalf of NCE, we undertake to have appropriate responses filed to the letter of comment on or prior to Monday, October 8, 2012.

If you would like to discuss any item concerning the referenced matter included in this letter, please do not hesitate to contact the undersigned at 214-740-5030 direct or Gene S. Bertcher, President of NCE at 469-522-4238.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas. Texas 75234
Attn: Gene S. Bertcher, President